Entravision Communications Corporation  2425 Olympic Blvd., Suite 6000 West   Santa Monica, CA 90404   T 310.447.3870   F 310.447.3899

January 11, 2010

Via EDGAR and Facsimile

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Mr. Larry Spirgel

Re:        Entravision Communications Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter ended September 30, 2009

File No. 1-15997

Ladies and Gentlemen:

We are in receipt of the Commission’s letter dated December 17, 2009 (the “Comment Letter”) to Entravision Communications Corporation, a Delaware corporation (“Entravision”), regarding the above-mentioned filings.  Because the holidays took place shortly after we received the Comment Letter, and certain key personnel were on vacation, and we are now in the process of closing the books for fiscal 2009, we hereby request that the Commission allow Entravision to respond to the Comment Letter no later than January 22, 2010.  Along with this EDGAR-filed copy, Entravision is concurrently transmitting via facsimile a courtesy hard copy of this letter to the Commission.

If you have any questions, please contact me directly at (310) 447-3895.

Regards,

/s/ Marissa de la Rosa
Marissa de la Rosa
Deputy General Counsel

cc:          Walter F. Ulloa
Christopher T. Young
Mark A. Boelke, Esq.
Lance Jon Kimmel, Esq.